Exhibit 4.5

Description of Securities Registered Pursuant to Section 12 of the Securities Exchange Act of 1934

Twist Bioscience Corporation (“Twist,” “we,” “our,” “us,” or the “Company”) has one class of securities registered under Section 12 of the Securities Exchange Act of 1934, as amended: common stock. The following is a description of the material terms of our Amended and Restated Certificate of Incorporation of Twist) dated as of November 2, 2018 (the “Amended and Restated Certificate of Incorporation”) and our Bylaws as amended and restated effective November 2, 2018 (the “Amended and Restated Bylaws”) and of specified provisions of Delaware General Corporation Law (the “DGCL”). The following description is intended as a summary only and is qualified in its entirety by reference to our Amended and Restated Certificate of Incorporation, our Amended and Restated Bylaws and the DGCL. We encourage you to read our Amended and Restated Certificate of Incorporation, our Amended and Restated Bylaws and the applicable provisions of the Delaware General Corporation Law for more information.

General

Our Amended and Restated Certificate of Incorporation authorizes us to issue up to 100,000,000 shares of common and 10,000,000 shares of preferred stock, par value $0.00001 per share. As of September 30, 2020, 45,082,599 shares of common stock were issued and outstanding and no shares of preferred stock were issued and outstanding.

Common stock

The holders of Twist’s common stock are entitled to one vote for each share held of record on all matters submitted to a vote of the stockholders. Cumulative voting for the election of directors is not provided for in the Amended and Restated Certificate of Incorporation, which means the holders of a majority of Twist’s shares of common stock can elect all of the directors then standing for election. Subject to preferences that may be applicable to any outstanding preferred stock, holders of common stock are entitled to receive ratably such dividends as may be declared by the board of directors out of funds legally available for that purpose.    In the event of liquidation, dissolution or winding up of the Company, the holders of Twist’s common stock are entitled to share ratably in all assets remaining after payment of liabilities, subject to the prior distribution rights of any outstanding preferred stock. The common stock has no preemptive or conversion rights or other subscription rights. All of the outstanding shares of common stock are fully paid and non-assessable.

Anti-takeover effects of Delaware law and Amended and Restated Certificate of Incorporation and Amended and Restated Bylaws

The Amended and Restated Certificate of Incorporation and the Amended and Restated Bylaws contain certain provisions that could have the effect of delaying, deterring or preventing another party from acquiring control of Twist. These provisions and certain provisions of Delaware law, which are summarized below, may discourage coercive takeover practices and inadequate takeover bids. These provisions are also designed, in part, to encourage persons seeking to acquire control of Twist to negotiate first with Twist’s board of directors. Twist believes that the benefits of increased protection of Twist’s potential ability to negotiate more favorable terms with an unfriendly or unsolicited acquirer outweigh the disadvantages of discouraging a proposal to acquire Twist.

Undesignated preferred stock

As discussed above, Twist’s board of directors has the ability to issue preferred stock with voting or other rights or preferences that could impede the success of any attempt to change control of Twist. These and other provisions may have the effect of deterring hostile takeovers or delaying changes in control or management of Twist.

Limits on ability of stockholders to act by written consent or call a special meeting

The Amended and Restated Certificate of Incorporation provides that Twist’s stockholders may not act by written consent, which may lengthen the amount of time required to take stockholder actions. As a result, a holder controlling a majority of Twist’s capital stock would not be able to amend Twist’s bylaws or remove directors without holding a meeting of Twist’s stockholders called in accordance with Twist’s bylaws.

In addition, the Amended and Restated Bylaws provide that special meetings of the stockholders may be called only by the majority of Twist’s board of directors. Stockholders may not call a special meeting, which may delay the ability of Twist’s stockholders to force consideration of a proposal or for holders controlling a majority of Twist’s capital stock to take any action, including the removal of directors.

Requirements for advance notification of stockholder nominations and proposals

The Amended and Restated Bylaws establish advance notice procedures with respect to stockholder proposals and the nomination of candidates for election as directors, other than nominations made by or at the direction of Twist’s board of directors or a committee of

Twist’s board of directors. These provisions may have the effect of precluding the conduct of certain business at a meeting if the proper procedures are not followed. These provisions may also discourage or deter a potential acquirer from conducting a solicitation of proxies to elect the acquirer’s own slate of directors or otherwise attempting to obtain control of Twist.

Board classification

Twist’s board of directors are divided into three classes, one class of which is elected each year by Twist’s stockholders. The directors in each class will serve three-year terms. For more information on the classified board, see Part III. Item 10 “Directors, executive officers and corporate governance—Board Composition” in Twist’s most recent Annual Report on Form 10-K filed with the SEC. A third party may be discouraged from making a tender offer or otherwise attempting to obtain control of Twist as it is it more difficult and time-consuming for stockholders to replace a majority of the directors on a classified board.

No cumulative voting

The Amended and Restated Certificate of Incorporation and Amended and Restated Bylaws do not provide for cumulative voting in the election of directors. Cumulative voting allows a stockholder to vote a portion or all of its shares for one or more candidates for seats on the board of directors. Without cumulative voting, a minority stockholder may not be able to gain as many seats on Twist’s board of directors as the stockholder would be able to gain if cumulative voting were permitted. The absence of cumulative voting makes it more difficult for a minority stockholder to gain a seat on Twist’s board of directors to influence the decision of Twist’s board regarding a takeover.

Amendment of charter and bylaws provisions

The amendment of the above provisions of the Amended and Restated Certificate of Incorporation will require approval by holders of at least two thirds of Twist’s outstanding capital stock entitled to vote generally in the election of directors. The amendment of certain provisions of Twist’s bylaws will also require approval by the holders of at least two thirds of Twist’s outstanding capital stock entitled to vote generally in the election of directors.

Delaware anti-takeover statute

Twist is subject to the provisions of Section 203 of the DGCL regulating corporate takeovers. In general, Section 203 prohibits a publicly held Delaware corporation from engaging, under certain circumstances, in a business combination with an interested stockholder for a period of three years following the date the person became an interested stockholder unless:

•	prior to the date of the transaction, Twist’s board of directors approved either the business combination or the transaction which resulted in the stockholder becoming an interested stockholder;

•

upon completion of the transaction that resulted in the stockholder becoming an interested stockholder, the interested stockholder owned at least 85% of the voting stock of the corporation outstanding at the time the transaction commenced, calculated as provided under Section 203; or

•

at or subsequent to the date of the transaction, the business combination is approved by Twist’s board of directors and authorized at an annual or special meeting of stockholders, and not by written consent, by the affirmative vote of at least two-thirds of the outstanding voting stock which is not owned by the interested stockholder.

Generally, a business combination includes a merger, asset or stock sale, or other transaction resulting in a financial benefit to the interested stockholder. An interested stockholder is a person who, together with affiliates and associates, owns or, within three years prior to the determination of interested stockholder status, did own 15% or more of a corporation’s outstanding voting stock. Twist expects that the existence of this provision will have an anti-takeover effect with respect to transactions Twist’s board of directors does not approve in advance. Twist anticipates that Section 203 may also discourage attempts that might result in a premium over the market price for the shares of common stock held by stockholders.

The provisions of Delaware law and the provisions of the Amended and Restated Certificate of Incorporation and the Amended and Restated Bylaws, could have the effect of discouraging others from attempting hostile takeovers and, as a consequence, they might also inhibit temporary fluctuations in the market price of Twist’s common stock that often result from actual or rumored hostile takeover attempts. These provisions might also have the effect of preventing changes in Twist’s management. It is possible that these provisions could make it more difficult to accomplish transactions that stockholders might otherwise deem to be in their best interests.